File No. 82-4018

RWE

**Notice Published by RWE AG, Essen, in Accordance with Sec. 15 of the German Securities Trading Act**

**- The sender is solely responsible for the contents of this notice -**



Essen, November 13, 2002

**Core businesses are the mainstay of growth**

**- Group operating result 12% up year-on-year**

**- Core businesses post 29% growth in operating result**

**- Net profit burdened by exceptional charges**

RWE Group management continues to forecast further growth in its operating result this year, with its core businesses posting an increase of over 20%. At €3,183 million, the consolidated operating result for the first three quarters of fiscal 2002 was 12% up on the previous year. Core businesses increased their operating result by 29%. Electricity operations continued to be a key success factor, boosting their operating result by 46%. Non-core businesses saw operating results decline by 64%. Net profit was down 12% to €906 million. These figures reflected the anticipated effects of first-time consolidations as well as the weak earnings performance contributed by the Group's non-core businesses. This situation was compounded by the following considerable exceptional charges: provisions accrued in light of the deterioration of the market in which RWE Umwelt operates, the market-induced devaluation of RWE's stake in HOCHTIEF, and lower income from securities. However, these effects were partially offset by the book gain on the sale of our 50% stake in Shell & DEA Oil GmbH.

At the end of the period under review, Group sales totaled €40.4 billion, surpassing the year-earlier level by some 3%. Core businesses saw sales jump 33%, whereas sales dropped by 34% in our non-core businesses. Due to the Group's increasing international reach, the proportion of sales generated outside Germany rose from 30% to 37%.

We expect the operating result to be higher than the pro-forma €3.9 billion recorded in 2001, despite the decrease in earnings in our non-core businesses and the economic slump. We anticipate core businesses posting more than 20% growth. In light of the aforementioned charges, our net profit before goodwill amortization will be marginally up on the previous year's level of €1.8 billion. However, net profit will be lower than the previous year's level after goodwill amortization (which will total €830 million as of December 31, 2002).

dlw 12/11